UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d - 1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2

Vanda Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

921659108

(CUSIP Number)

October 4, 2007

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-l(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 921659108	13G	Page 2 of 8

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Invus Public Equities, L.P. 98-0420215
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,725,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,725,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,000*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.48%
12.	Type of Reporting Person (See Instructions) PN

*	This amount is comprised of (i) 1,625,000 shares of common stock and (ii) 100,000 shares subject to listed call options at a strike price of $22.50, which expire January 2008.

CUSIP No. 015351109	13G	Page 3 of 8

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Invus Public Equities Advisors, L.L.C. 98-0420201
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,725,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,725,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,000*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.48%
12.	Type of Reporting Person (See Instructions) OO

*	This amount is comprised of (i) 1,625,000 shares of common stock and (ii) 100,000 shares subject to listed call options at a strike price of $22.50, which expire January 2008.

CUSIP No. 015351109	13G	Page 4 of 8

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Ulys, L.L.C. 83-0359139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,725,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,725,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,000*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.48%
12.	Type of Reporting Person (See Instructions) OO

*	This amount is comprised of (i) 1,625,000 shares of common stock and (ii) 100,000 shares subject to listed call options at a strike price of $22.50, which expire January 2008.

CUSIP No. 015351109	13G	Page 5 of 8

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Raymond Debbane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,725,000*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,725,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,000*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.48%
12.	Type of Reporting Person (See Instructions) IN

*	This amount is comprised of (i) 1,625,000 shares of common stock and (ii) 100,000 shares subject to listed call options at a strike price of $22.50, which expire January 2008.

Item 1(a).	Name of Issuer:

Vanda Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9605 Medical Center Drive, Suite 300

Rockville, MD 20850

Item 2(a).	Name of Person Filing:

Invus Public Equities, L.P.

Invus Public Equities Advisors, L.L.C.

Ulys, L.L.C.

Raymond Debbane

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address for each reporting person is:

750 Lexington Avenue

30th Floor

New York, New York 10022

Item 2(c).	Citizenship:

Invus Public Equities, L.P. is a limited partnership organized under the laws of Bermuda.

Invus Public Equities Advisors, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

Ulys, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

Raymond Debbane is a citizen of Panama.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

921659108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:	1,725,000 shares of common stock

(b) Percent of class:

Invus Public Equities, L.P.	6.48%
Invus Public Equities Advisors, L.L.C.	6.48%
Ulys, L.L.C.	6.48%
Raymond Debbane	6.48%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	1,725,000 shares
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	1,725,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification/Classification of the Subsidiary that Acquired the Security Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By:	Invus Public Equities Advisors, L.L.C.,
As General Partner

By:	/s/ Raymond Debbane
Raymond Debbane, President

INVUS PUBLIC EQUITIES ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane
Raymond Debbane

Exhibit A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 11th day of October 2007, among INVUS PUBLIC EQUITIES, L.P.; INVUS PUBLIC EQUITIES ADVISORS, LLC; ULYS, LLC; AND RAYMOND DEBBANE (COLLECTIVELY, THE “JOINT FILERS”).

WHEREAS, pursuant to Rule 13d-1(b)(1)(ii)(K) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(g) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1. Exhibit A to the Schedule 13G with respect to the Common Stock, of Vanda Pharmaceuticals, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein.

3. Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

INVUS PUBLIC EQUITIES, L.P.

By:	Invus Public Equities Advisors, LLC
As General Partner

By:	/s/ Raymond Debbane
Raymond Debbane, President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Raymond Debbane, President

ULYS, LLC

By:	/s/ Raymond Debbane
Raymond Debbane, President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane
Raymond Debbane